

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2022

Jonathan Awde
Chief Executive Officer
JR Resources Corp.
1588 – 609 Granville Street
Vancouver, BC V7Y 1G5

>   **Re: JR Resources Corp.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-4**
>   **Submitted December 20, 2021**
>   **CIK No. 0001852353**

Dear Mr. Awde:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS/A Filed December 20, 2021

Unaudited Pro Forma Balance Sheet as at March 31, 2021, page 73

1.   We note you provide pro forma balance sheet and pro forma statement of operations as of and for the year ended March 31, 2021. Considering your proposed transaction has not consummated and you included the historical financial statements for the year ended March 31, 2021 and interim period for the six months ended September 30, 2021, please tell us how you determined pro forma financial information presented here complies with the requirements of Rule 11-02(c) of Regulation S-X. Revise your disclosures as appropriate.

3. Pro Forma Assumptions and Adjustments, page 76

2.   We note your response to prior comment 8. We reissue the comment. Please disclose separately adjustment amounts for each line item of unaudited pro forma statement of operations relating to adjustments under 3(a) and 3(b).

Information About Dakota, page 84

3.   We note your disclosure that none of your properties contain proven or probable reserves as defined under SEC Industry Guide 7. Please revise your filing to replace references to Industry Guide 7 with references to S-K 1300.

4.   Please revise to address the following with respect to your individual property disclosure as required by Item 1304(b) of Regulation S-K:

- A map, or maps, with proper engineering detail showing the location of each property, and
- the total cost for or book value of the property and its associated plant and equipment.

5.   Please revise to include disclosure regarding your exploration program internal controls as required by Item 1305 of Regulation S-K. To the extent these controls have not been established include a statement to this effect in your filing.

You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Richard Raymer